December 2, 2010


Ed Bartz
Securities and Exchange Commission


Re: American Growth Fund Series One


Dear Mr. Bartz:

As requested, American Growth Fund has made the following changes to its cover page of the Series Ones prospectus;
1)	"American Growth Fund, Inc." has been changed to "American Growth
Fund Series One",
2)	The following reference to "Series One" has been removed, and
3)	The description has been modified to read "American Growth Fund
Series One (the "Fund") is managed using a growth style of investing."
Additionally we have modified the Series Name to "AMERICAN GROWTH FUND Series One".



Sincerely,


/s/ Timothy E. Taggart
Timothy E. Taggart
Executive Vice President
American Growth Fund, Inc.